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SECU 09040177 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Evergreen Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Berkeley Street
(No. and Street)

Boston	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dorothy Cosentino (617) 210-3237
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2009
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 5/1

OATH OR AFFIRMATION

I, Dorothy Cosentino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Evergreen Investment Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, Finance

Title

Notary Public

JEANNE A. ZYSK
MY COMMISSION EXPIRES 03-26-2015
COMMONWEALTH OF MASSACHUSETTS
NOTARY PUBLIC

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Table of Contents

KPMG

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report

The Board of Directors
Evergreen Investment Services, Inc.:

We have audited the accompanying statement of financial condition of Evergreen Investment Services, Inc. (the Company, a wholly owned subsidiary of Evergreen Investment Company, Inc.) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Evergreen Investment Services, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Boston, Massachusetts
February 27, 2009

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Statement of Financial Condition

December 31, 2008

Assets		**2008**
Current assets:		
Cash and cash equivalents	$	32,489,912
Receivables from affiliates (note 3)		11,472,287
Receivables from affiliated mutual funds		400,844
Prepaid expenses and other assets		9,933,139
Total current assets		54,296,182
Fixed assets, net of accumulated depreciation of $3,365,944 (note 4)		687,516
Total assets	$	54,983,698
Liabilities		
Current liabilities:		
Accounts payable and accrued expenses	$	10,765,745
Accrued litigation settlement		1,500,000
Total current liabilities		12,265,745
Commitments and contingencies (notes 5 and 8)		
Stockholder's Equity		
Common stock, no par value; Authorized 40,000 shares; issued and outstanding 21,000 shares		6,693,224
Retained earnings		36,024,729
Total stockholder's equity		42,717,953
Total liabilities and stockholder's equity	$	54,983,698

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Statement of Operations

Year ended December 31, 2008

		2008
Revenues:		
Reimbursements	$	74,868,571
Distribution fees		3,753,855
Investment income, net		802,047
Other income		221,747
Total revenues		79,646,220
Expenses:		
Compensation and employee benefits (note 6)		35,032,281
Sales promotion		29,473,960
Travel and entertainment		5,596,817
Occupancy		1,317,931
Equipment		652,714
Professional fees		542,119
Communications		500,025
Amortization of sales commissions		2,634,021
Other		3,414,830
		79,164,698
Intercompany charges:		
Corporate overhead (note 3)		1,107,584
Interest income, net (note 3)		(305,794)
Total expenses		79,966,488
Reserve for legal contingencies		1,733,157
Income before income tax expense		(2,053,425)
Income tax benefit (note 5)		444,644
Net loss	$	(1,608,781)

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

		Common stock	Retained earnings	Total
Balance, December 31, 2007		6,693,224	37,633,510	44,326,734
Net income		—	(1,608,781)	(1,608,781)
Balance, December 31, 2008	$	6,693,224	36,024,729	42,717,953

See accompanying notes to financial statements.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Statement of Cash Flows

Year ended December 31, 2008

		2008
Cash flows from operating activities:		
Net loss	$	(1,608,781)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation		331,132
Amortization of sales commissions		2,634,021
Gain on sales of fixed assets		(5,630)
Changes in assets and liabilities:		
Decrease in receivable from affiliates		3,828,091
Increase in receivable from affiliated mutual funds		(400,844)
Increase in prepaid expenses and other assets		(2,213,648)
Increase in accounts payable and accrued expenses		4,685,509
Increase in accrued litigation settlement		1,435,000
Commissions paid during the year		(2,448,051)
Net cash provided by operating activities		6,236,799
Cash flows from investing activities:		
Purchases of fixed assets		(339,612)
Proceeds from sales of fixed assets		24,333
Net cash used in investing activities		(315,279)
Increase in cash and cash equivalents		5,921,520
Cash and cash equivalents, beginning of year		26,568,392
Cash and cash equivalents, end of year	$	32,489,912
Supplemental disclosures:		
Income tax paid	$	(2,676,497)

See accompanying notes to financial statements.

(1) Organization

Evergreen Investment Services, Inc. (EIS or the Company) is a wholly owned subsidiary of Evergreen Investment Company, Inc. (EICO), which, in turn, is an indirect wholly owned subsidiary of Wachovia Bank, N.A. (WB), a national banking association and a wholly owned subsidiary of Wells Fargo & Company (WFC). Evergreen Investment Management Company, LLC (EIMCO), an indirect subsidiary of EICO, serves as advisor and administrator for the Evergreen mutual funds (the Funds), which, as of December 31, 2008, consisted of approximately 75 mutual funds.

EIS is registered as a broker-dealer under the Securities Exchange Act of 1934. Prior to May 1, 2004, EIS acted as marketing agent for the Funds and had the right to receive distribution fees directly from the Funds. Effective May 1, 2004, EIS was named distributor for the Funds. EIS assigned its right to receive certain distribution fees to EIMCO.

(2) Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. The following is a summary of significant accounting policies consistently followed in the preparation of the financial statements of the Company:

(a) Cash and Cash Equivalents

Cash and cash equivalents includes all cash, investments with an original maturity of less than three months, and shares of money market mutual funds. Cash and cash equivalents are substantially comprised of shares of an affiliated money market mutual fund.

(b) Fixed Assets

Fixed assets consist primarily of automobiles, equipment, and computer software, and are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from two to five years.

(c) Income Taxes

The Company's results for the year ended December 31, 2008 will be included in the consolidated federal income tax return of Wachovia Corporation (Wachovia). Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from Wachovia and recorded in the consolidated Wachovia tax return. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are also computed on a separate-entity basis.

Deferred income tax assets and liabilities are established for the expected future tax consequences attributable to temporary differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are

(Continued)

expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in income during the period that includes the enactment date.

(d) ***Use of Estimates***

In preparing these financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(e) ***Reimbursement Policy***

The Company operates principally for the benefit of EIMCO and its affiliates. Effective January 1, 2002, the Company began assigning its rights to receive distribution fee revenue to EIMCO (see note 3(b)) and, as a result, the Company began to experience operating losses. In anticipation of these operating losses, the Company and EIMCO entered into a Loss Indemnification Agreement on January 1, 2002 in order for the Company to continue to meet its capital requirements as a registered broker-dealer. Under this agreement, EIMCO reimburses the Company for losses incurred as a result of operations.

(3) Related-Party Transactions

The Company routinely engages in various financial transactions with affiliated companies. The Company receives credit for the collection of its receivables and is charged for the settlement of its liabilities through intercompany accounts with affiliates. The financial statements may not necessarily be indicative of the financial position that would have existed or the results of operations or cash flows that would have occurred had the Company operated as an independent enterprise. The nature of these transactions was as follows:

(a) ***Receivable from/Payable to Affiliate***

The Company invests cash not required for direct operational needs in other Wachovia entities. The Company also has established a revolving line of credit with WB on which interest is payable monthly at the average federal funds rate, with a maximum available balance of $100 million. Interest income of $236,559 was earned on amounts due from affiliates during 2008 and is included in $305,794 on the statement of operations. As of December 31, 2008, the Company was in a net due from position, with an outstanding balance of $3,124,028.

Receivables from/payable to affiliates also include unsettled balances of various amounts, primarily arising from services rendered by the Company to affiliated companies. These amounts are generally paid out within one month's time.

(b) ***Assignment of Distribution Fees***

The Company has the right to receive distribution fees and certain portions of contingent deferred sales charges (CDSCs) directly from the Funds subject to certain limitations imposed by the Financial Industry Regulatory Authority. On January 1, 2002, the Company entered into an

agreement (the Assignment Agreement) with EIMCO assigning all of the Company's rights to receive certain of these distribution fees and CDSCs to EIMCO in consideration for EIMCO financing the broker commissions on the sale of the Funds' Class B and Class C shares. The Assignment Agreement was amended on August 8, 2008 to specifically exclude from assignment those portions of fees received which are used to pay third-party broker-dealers and/or service providers. Total fees and CDSCs assigned to EIMCO in 2008 under the Assignment Agreement amounted to $51,964,527.

(c) ***Corporate Overhead***

As a service to its subsidiaries, WB provides services such as corporate and executive administration, including technical, treasury, financial, and legal support. The subsidiaries, including EIS, are charged monthly for their pro rata share of these services as corporate overhead.

(d) ***Investment Income***

Amounts included in the statement of operations represent dividends earned on cash balances invested in affiliated money market funds.

(4) Fixed Assets

Fixed assets included the following at December 31, 2008:

		2008
Automobiles	$	1,005,482
Equipment		124,970
Computer equipment		169,595
Telephone equipment		—
Computer software		2,751,975
Other		1,438
		4,053,460
Less accumulated depreciation		3,365,944
	$	687,516

Depreciation expense for the year ended December 31, 2008 is $331,132.

(Continued)

(5) Income Taxes

The provision for income taxes (benefits) for the year ended December 31, 2008 is presented below:

		2008		
		Federal	State	Total
Current income tax	$	2,146,363	130,423	2,276,786
Deferred income tax benefit		(2,721,430)	—	(2,721,430)
Total income tax (benefit)	$	(575,067)	130,423	(444,644)

The reconciliation of federal income tax rates and amounts with the effective income tax rates and amounts for the year ended December 31, 2008 is presented below:

		2008	
		Amount	Percentage of pre-tax income
Tax benefit at federal income tax rate	$	(718,699)	35.0%
Entertainment disallowance		188,756	(9.2)
State income tax, net of federal effect		(92,837)	4.5
Change in deferred tax asset valuation allowance		177,612	(8.7)
Penalties		524	—
Total income tax benefit	$	(444,644)	21.6%

(Continued)

The sources and tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities for the year ended December 31, 2008 are presented below:

		2008
Deferred income tax assets:		
Accrued postretirement benefits	$	299,986
Deferred compensation		591,134
Net operating loss carryforwards		—
Accrued expenses, deductible when paid		1,037,270
Restricted stock amortization		515,317
12b-1 fees		2,846,756
Other		12,375
Deferred income tax assets		5,302,838
Deferred income tax assets valuation allowance		(396,177)
Net deferred income tax assets		4,906,661
Deferred income tax liabilities:		
Prepaid pension		(2,510,352)
Deferred insurance commissions		(1,389)
Deferred income tax liabilities		(2,511,741)
Net deferred income tax assets	$	2,394,920

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by carrybacks to federal taxable income in the two-year federal carryback period and by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences. A valuation allowance of $396,177 as of December 31, 2008 was established related to certain state deferred income tax assets not expected to be utilized.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest in 2008 and the balance of accrued interest was $0 at December 31, 2008.

Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2008, management had not identified any potential

(Continued)

subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state and local income tax examinations by tax authorities for years before 2000.

(6) Benefit Plans

Substantially all employees with one year of service are eligible for participation in the noncontributory defined benefit pension plan and the matching savings plan of Wachovia. In addition, Wachovia provides postretirement benefits, principally health care, to employees and their beneficiaries and dependents. Wachovia allocates expense to the Company for the defined benefit pension plan, matching savings plan and postretirement benefits based on employee compensation from the Company and the total cost incurred with respect to the plans on a consolidated basis. Total benefits expense for the Company for these plans for the year ended December 31, 2008 was $887,790. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in Wachovia's retirement and postretirement plan calculations and is therefore not available.

(7) Net Capital Requirement

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital (as defined) equal to the greater of $250,000 or 2% of aggregate debit items (as defined). Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2008, EIS had net capital of $19,574,369, which was $19,324,369 in excess of its required minimum net capital of $250,000.

(8) Regulatory Matters and Litigation

Pursuant to an administrative order issued by the Securities and Exchange Commission (SEC) on September 19, 2007, the Company, Evergreen Investment Management Company, LLC (EIMCO), and Evergreen Service Company, LLC (collectively, the Evergreen Entities) and the SEC have entered into an agreement settling allegations of (i) improper short-term trading arrangements in effect prior to May 2003 involving former officers and employees of EIMCO and certain broker dealers, (ii) insufficient systems for monitoring exchanges and enforcing exchange limitations as stated in certain funds' prospectuses, and (iii) inadequate e-mail retention practices. Under the settlement, Evergreen Entities were censured and will pay approximately $32 million in disgorgement penalties. This amount will be distributed pursuant to a plan to be developed by an independent distribution consultant and approved by the SEC. The Evergreen Entities are also required to retain an independent consultant to review their compliance policies and procedures. The Evergreen Entities neither admitted nor denied the allegations set forth on its settlement with the SEC. As at December 31, 2007, the Company has settled its portion of the disgorgement and penalties of $1.5 million pursuant to the administrative order.

(Continued)

The Evergreen funds, EIMCO and certain of EIMCO's affiliates, including the Company, are involved in various legal actions, including private litigation and class action lawsuits and are currently, and may in the future be, subject to regulatory inquiries and investigations.

The SEC and the Secretary of the Commonwealth, Securities Division, of the Commonwealth of Massachusetts are conducting separate investigations of EIMCO and EIS concerning alleged issues surrounding the drop in net asset value of the Evergreen Ultra Short Opportunities Fund (the Ultra Short Fund) in May and June 2008. In addition, three purported class actions have been filed in the U.S. District Court for the District of Massachusetts relating to the same events; defendants include various Evergreen entities and Evergreen Fixed Income Trust and its Trustees. The cases generally allege that investors in the Ultra Short Fund suffered losses as a result of (i) misleading statements in Ultra Short Fund's prospectus, (ii) the failure to accurately price securities in the Ultra Short Fund at different points in time and (iii) the failure of the Ultra Short Fund's risk disclosures and description of its investment strategy to inform investors adequately of the actual risks of the fund.

At December 31, 2008, EIS had litigation reserves in the amount of $1.5 million relating to the regulatory investigations mentioned above. At this time, the outcome of the class actions described above cannot be determined with a reasonable degree of certainty. Management intends to vigorously defend the Company in these class action matters. In the opinion of management, the final disposition of these matters will not have a material adverse effect on the financial position or financial results of the Company.

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Computation of Aggregate Indebtedness and Net Capital under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2008

Net capital:		
Total stockholder's equity	$	42,717,953
Deductions and/or charges:		
Receivable from affiliates		(11,472,287)
Prepaid expenses and other assets		(10,333,983)
Fixed assets, net		(687,516)
Net capital before haircuts on securities positions		20,224,167
Haircut on investment in money market mutual fund		(649,798)
Net capital	$	19,574,369
Aggregate indebtedness:		
Total liabilities	$	12,265,745
Computation of basic net capital requirement:		
Minimum net capital required	$	250,000
Net capital in excess	$	19,324,369
Minimum NSCC requirement	$	300,000
Net capital in excess of NSCC requirement	$	19,274,369

		Filing	Difference from above
Total stockholder's equity	$	40,225,226	2,492,727
Deductions and/or charges:			
Receivable from affiliates		(8,892,158)	(2,580,129)
Prepaid expenses and other assets		(10,297,369)	(36,614)
Fixed assets, net		(687,516)	—
Net capital before haircuts on securities positions		20,348,183	(124,016)
Haircut on investment in money market mutual fund		(649,798)	—
Net capital	$	19,698,385	(124,016)
Aggregate indebtedness	$	12,141,729	124,016
Net capital in excess of requirement		19,448,385	(124,016)
Net capital in excess of NSCC requirement		19,398,385	(124,016)

Schedule 2

EVERGREEN INVESTMENT SERVICES, INC.

(A Wholly Owned Subsidiary of Evergreen Investment Company, Inc.)

Statement of Exemption

December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Subsection (k)(1). During the year ended December 31, 2008 the Company was in compliance with the conditions for the exemption.

KPMG LLP
99 High Street
Boston, MA 02110-2371

Telephone 617 988 1000
Fax 617 507 8321
Internet www.us.kpmg.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Evergreen Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Evergreen Investment Services, Inc. (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Boston, Massachusetts
February 27, 2009

KPMG

EVERGREEN INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of
Evergreen Investment Company, Inc.)

Financial Statements and Supplementary Schedules

December 31, 2008

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)